Exhibit 12.1

Statement Regarding Computation of Ratios

(in thousands)

	Three Months Ended March 31, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges:
Earnings (loss):
Loss from continuing operations before income taxes	$(11,071)	$(36,795)	$(51,881)	$(74,104)	$(68,751)	$(66,042)
Add: fixed charges per below	1,511	5,888	4,373	4,094	1,727	1,972

Loss, as adjusted	(9,560)	(30,907)	(47,508)	(70,010)	(67,024)	(64,070)

Fixed charges:
Interest expense on indebtedness	1,271	4,985	3,289	2,963	531	247
Estimated interest expense within rental expense	240	903	1,084	1,131	1,196	1,725

Total fixed charges	1,511	5,888	4,373	4,094	1,727	1,972

Deficiency of earnings to cover fixed charges	$(11,071)	$(36,795)	$(51,881)	$(74,104)	$(68,751)	$(66,042)

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Loss, as adjusted	$(9,560)	$(30,907)	$(47,508)	$(70,010)	$(67,024)	$(64,070)

Fixed charges:
Interest expense on indebtedness	1,271	4,985	3,289	2,963	531	247
Estimated interest expense within rental expense	240	903	1,084	1,131	1,196	1,725
Dividends on series A preferred stock	198	790	790	790	790	224

Total fixed charges and preferred stock dividends	1,709	6,678	5,163	4,884	2,517	2,196

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$(11,269)	$(37,585)	$(52,671)	$(74,894)	$(69,541)	$(66,266)